UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule 13e-4)

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

RADIAN GROUP INC.

(Name of Subject Company (issuer))

RADIAN GROUP INC.

(Names of Filing Persons (identifying status as offeror, issuer or other person))

2.25% Senior Convertible Debentures due 2022

(Title of Class of Securities)

750236 AF 8

750236 AE 1

(CUSIP Number of Class of Securities)

Howard S. Yaruss

Executive Vice President, Secretary and General Counsel

1601 Market Street

Philadelphia, Pennsylvania 19103

(215) 564-6600

(Name, address, and telephone numbers of person

authorized to receive notices and communications on behalf of filing persons)

With a Copy to:

F. Douglas Raymond, III

Drinker Biddle & Reath LLP

One Logan Square

18th and Cherry Streets

Philadelphia, Pennsylvania 19103

(215) 988-2700

Calculation of Filing Fee

Transaction Valuation*: $222,475,000	Amount of Filing Fee**: $28,188

*	Calculated solely for purposes of determining the filing fee. The purchase price of the 2.25% Senior Convertible Debentures due 2022 (the “Securities”), as described herein, is $1,000 per $1,000 principal amount plus any accrued and unpaid interest, including contingent interest, and additional interest, if any, with respect to the Securities as of January 3, 2005. As of December 2, 2004, there was $220,000,000 in aggregate principal amount of Securities outstanding. We estimate accrued and unpaid interest with respect to the Securities as of January 3, 2005 to be approximately $2,475,000, resulting in an aggregate maximum purchase price of $222,475,000.
**	The amount of the filing fee was calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and equals $126.70 for each $1,000,000 of the value of the transaction.
☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$28,188	Filing Party:	Radian Group Inc.
Form or Registration No.:	333-59252	Date Filed:	April 19, 2001
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which this statement relates:

☐ third-party tender offer subject to Rule 14d-1.	☐ going-private transaction subject to Rule 13e-3.

☒ issuer tender offer subject to Rule 13e-4.	☐ amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

INTRODUCTORY STATEMENT

This Tender Offer Statement on Schedule TO-I (“Schedule TO-I”) is filed by Radian Group Inc., a Delaware corporation (the “Company”), and relates to the offer by the Company to purchase the 2.25% Senior Convertible Debentures due 2022 issued by the Company on January 11, 2002 (the “Securities”) upon the terms and subject to the conditions set forth in the Securities, the Indenture (as defined below), the Company Notice dated December 2, 2004 filed as Exhibit (a)(1)(A) to this Schedule TO-I (the “Company Notice”), and the related offer materials filed as Exhibits (a)(1)(B) and (a)(1)(C) to this Schedule TO-I, as amended and supplemented from time to time (such offer by the Company, the “Put Option,” and such Company Notice and related offer materials, collectively, the “Put Option Materials”). The Securities were issued pursuant to an Indenture, dated as of January 11, 2002 (the “Indenture”), between the Company and The Bank of New York, as trustee (the “Trustee”).

The Put Option will expire at 5:00 p.m., New York City time, on Monday, January 3, 2005 (the “Purchase Date”). To surrender the Securities pursuant to the Purchase Notice filed as Exhibit (a)(1)(B) to this Schedule TO-I (the “Purchase Notice”), certificates representing the Securities, together with a properly completed and duly executed copy of the Purchase Notice, and any other documents required by the Purchase Notice, must be received by The Bank of New York, as paying agent (the “Paying Agent”) and not withdrawn by 5:00 p.m., New York City time, on the Purchase Date. This Schedule TO-I is intended to satisfy the disclosure requirements of Rule 13e-4(c)(2) under the Securities Exchange Act of 1934, as amended.

Items 1 through 9.

The Company is the issuer of the Securities and is offering to purchase all of the Securities tendered by the holders of such Securities (each, a “Holder”) under the terms and subject to the conditions set forth in the Securities, the Indenture, the Company Notice and the related offer materials filed as Exhibits (a)(1)(B) and (a)(1)(C). The Securities are convertible into shares of common stock, $0.001 par value per share, of the Company upon satisfaction of certain conditions and terms set forth in the Indenture. The Company maintains its principal executive offices at 1601 Market Street, Philadelphia, Pennsylvania 19103. The telephone number there is (215) 564-6600. As permitted by General Instruction F to Schedule TO, all of the information set forth in the Put Option Materials is incorporated by reference into this Schedule TO-I.

Item 10. Financial Statements.

(a) The Company believes that its financial condition is not material to a Holder’s decision whether to require the Company to purchase the Securities because (i) the consideration being paid to Holders surrendering Securities consists solely of cash, (ii) the Put Option is not subject to any financing conditions, (iii) the Put Option applies to all outstanding Securities and (iv) the Company is a public reporting company under Section 13(a) of the Securities Exchange Act of 1934, as amended, that files reports electronically on EDGAR. The financial condition and results of operations of the Company and its subsidiaries are reported electronically on EDGAR on a consolidated basis.

(b) Not applicable.

Item 11. Additional Information.

(a) Not applicable.

(b) Not applicable.

2

Item 12. Exhibits.

(a)(1)(A)	Company Notice to Holders of 2.25% Senior Convertible Debentures due 2022, dated December 2, 2004.

(a)(1)(B)	Form of Purchase Notice.

(a)(1)(C)	Form of Notice of Withdrawal.

(b)	Not applicable

(d)	Indenture, dated as of January 11, 2002, between the Company and The Bank of New York, as Trustee, incorporated by reference to Exhibit 4.10 to the Company’s Annual Report on Form 10-K, as filed with the Securities and Exchange Commission on April 1, 2002.

(g)	Not applicable

(h)	Not applicable

Item 13. Information Required by Schedule 13E-3.

Not applicable.

3

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

RADIAN GROUP INC.

By:	/s/ Terry Latimer
Name:	Terry Latimer
Title:	Vice President and Treasurer

Dated: December 2, 2004

4

EXHIBIT INDEX

(a)(1)(A)	Company Notice to Holders of 2.25% Senior Convertible Debentures due 2022, dated December 2, 2004.

(a)(1)(B)	Form of Purchase Notice.

(a)(1)(C)	Form of Notice of Withdrawal.

(d)	Indenture, dated as of January 11, 2002, between the Company and The Bank of New York, as Trustee, incorporated by reference to Exhibit 4.10 to the Company’s Annual Report on Form 10-K, as filed with the Securities and Exchange Commission on April 1, 2002.

5